CRYSTAL SYSTEMS SOLUTIONS REPORTS RECORD FOURTH QUARTER REVENUES AND POSITIVE OPERATING INCOME FOR FISCAL YEAR 2002

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Consolidation with Liraz expected to create
Enterprise IT Modernization leader offering a full range of solutions

Herzlia, Israel – March 4, 2003 – Crystal Systems Solutions Ltd. (NASDAQ: CRYS), a global provider of leading software products and support services for the modernization of existing information systems and cross platform rehosting, today announced its operating and financial results for the fourth quarter and the year ended December 31, 2002.

Total revenues for the fourth quarter ended December 31, 2002 were $13.8 million, compared with $8.1 million for the fourth quarter of 2001 and $7.3 million for the third quarter of 2002. The net loss for the fourth quarter of 2002 was $3.5 million (or $0.29 cents per share) compared with a net loss of $7 million (or $0.71 per share) for the fourth quarter of 2001.

Revenues for the year ended December 31, 2002 were $36.7 million, compared with $38.4 million in 2001. Crystal reported a net loss for 2002 of $3.6 million (or $0.35 per share),  compared with a net loss of $15 million (or $1.52 per share) in 2001. Excluding restructuring costs, depreciation, amortization and other non-recurring expenses, the net loss for 2002 was $0.3 million, compared with $5.2 million in 2001.

The results of the fourth quarter of 2002 were materially impacted by the recent acquisition of Liraz. The company is implementing a reorganization plan that is designed to enhance the capabilities of each business entity, while increasing the overall efficiency of the company. As planned, in order to integrate the company’s main business focus, all functions and assets in the organization were evaluated and their utilization was determined according to their expected contribution to the consolidated company. The expenses attributed to the implementation of this plan heavily influenced fourth quarter results, including restructuring, reorganization andimpairments of asset related costs. The overall impact of this process at Crystal, its subsidiaries and its affiliated companies totaled $3.5 million in the fourth quarter.

The plan capitalizes on the strength of each company, combining their efforts to create a leader in the Enterprise IT Modernization market. To date, Crystal has strengthened its global presence and moved closer to its target markets with sales and support centers in the United States, Denmark, The Netherlands, Germany, Italy, the United Kingdom, Romania, Cyprus, and Israel. The Company employs over 500 professionals, approximately 200 in Israel, 175 in Europe, and 125 in the United States.

The restructuring process is predicted to create a unified business with a complete range of enhanced Enterprise IT Modernization offerings, from legacy reuse to platform rehosting. These products and solutions can increase corporate ROI by combining the reuse of legacy components with the advantages provided by newer technologies. The technological and operational synergies between the CRYSWARE solutions and Liraz’s BluePhoenix AppBuilder product will thus give global enterprises the ability to efficiently adapt to changing business and IT demands without losing the value of their previous investments in applications and business rules.

Additionally, Crystal’s subsidiary Mainsoft has recently announced that it will significantly broaden the availability of its flagship product, Visual MainWin 5, by adding seven new Unix operating systems to its list of supported platforms. By June 2003, Visual MainWin 5 will be available on twelve platforms and thus empower its customers to extend the reach of their Windows applications deeper into the multi-platform enterprise than ever before.

 “The acquisition of Liraz increases the stability of Crystal by reducing the risk inherent to initiating marketing and sales activities in new territories. It provides the complete suite of CRYSWARE solutions with immediate exposure to a large number of customers worldwide. At present, Liraz is also acting as a reseller for Crystal and has received initial positive acceptance for the CRYSWARE solutions from the market. The visible synergies of this business combination are planned to materialize and generate increased revenues, in the range of $50 million to $55 million, resulting in operating profitability, thereby increasing shareholder value,” said Mr. Gad Goldstein, Chairman of the Board.

Gad Goldstein, Chairman of the Board, and Iris Yahal, the company’s Chief Financial Officer, will discuss the third quarter results and will be available to answer questions in a conference call on Tuesday, March 4, 2003 at 10 A.M. (EST) / 5 P.M. Israel time. Interested parties are welcome to call the telephone numbers listed below, five to ten minutes prior to the start of the conference call. Callers should reference “Crystal Systems Solutions Fourth Quarter Results” to the AT&T conference call operator.

In the US call: 800/230-1059

Outside the US call: 612/332-0418

An automated replay of the conference call will be available from March 4th at 02:00 P.M. until March 6th at 11:59 P.M. (EST). To access the replay please call (USA) 800/475-6701 (International) 1-320-365-3844 and enter Crystal's access code of 676920.

About Crystal

Crystal Systems Solutions Ltd. develops and markets software products and solutions that enable clients to efficiently manage the IT assets at their disposal, including legacy applications, modern application packages, middleware, and networking technologies. Its products provide cross-platform software renovation, modernization, and IT asset management solutions that are designed to accelerate the process of mission-critical legacy renewal, integration, and maintenance during an application’s entire life cycle.

For more information, please visit our web site at http://www.crystal-sys.com.

Crystal Systems Solutions is a member of the Formula Group (NASDAQ: FORTY). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

About Liraz

Liraz provides software and services for enterprise application development and management through its wholly owned subsidiary BluePhoenix Solutions. In addition to some of the world’s largest financial institutions, BluePhoenix provides large-scale solutions for leading enterprises around the world. The BluePhoenix group is headquartered in the Netherlands with wholly owned BluePhoenix subsidiaries in Cyprus, Denmark, Germany, Italy, the United Kingdom, and the United States.

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.crystal-sys.com

All names and trademarks are their owners’ property.

Contact: Iris Yahal +972-9-9526110

CRYSTAL SYSTEMS SOLUTIONS LTD. (AN ISRAELI CORPORATION) CONSOLIDATED BALANCE SHEETS (in thousands)
	December 31,	December 31
	2002	2001

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,306	$9,374
Marketable securities	640	574
Accounts receivable:
Trade	14,723	12,171
Other	2,978	2,253
Total current assets	33,647	24,372

INVESTMENTS	3,475	8,053

FIXED ASSETS
Cost	11,173	9,799
Less - accumulated depreciation	7,601	6,449
Total fixed assets	3,572	3,350

OTHER ASSETS, NET	50,699	18,892
Total assets	$91,393	$54,667

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$7,473	$2,280
Accounts payable and accruals:
Trade	3,738	5,261
Deffered revenue	7,006	---
Other	14,066	6,930
Total current liabilities	32,283	14,471

LONG-TERM LIABILITIES:
Accrued severance pay, net	931	702
Provision for losses in formerly-consolidated subsidiary	2,512	---
Loans from banks and others	2,652	281
Total long-term liabilities	6,095	983

MINORITY INTEREST	6,294	3,956

Share capital	23	23
Capital surplus	41,089	40,785
Retained earnings	20,079	8,919
	61,191	49,727
Cost of Company shares held by subsidiaries (1,766,100 shares)	(14,470)	(14,470)
SHAREHOLDERS' EQUITY (net of cost of 1,870,565 shares held by subsidiaries)	46,721	35,257

Total liabilities and shareholders' equity	$91,393	$54,667

	CRYSTAL SYSTEMS SOLUTIONS LTD. (AN ISRAELI CORPORATION) CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share data)
	Year ended		Three months ended
	December 31		December 31,
	__________________		___________________
	2002	2001	2002	2001

Revenues	$36,668	$38,438	$13,800	$8,097

Cost of revenues	15,220	17,722	6,370	3,481

Gross profit	21,448	20,716	7,430	4,616

Software development costs, net	7,387	8,868	2,001	1,912

Selling, general and administrative expenses	11,994	16,474	5,125	3,349
	2,067	(4,626)	304	(645)

Depreciation and Amortization of goodwill	1,251	3,320	405	799

Restructuring costs & non-recurring expenses	472	4,467	472	2,356
	_______	_______	_______	_______

Operating income (loss)	344	(12,413)	(573)	(3,800)

Financial expenses, net	(195)	(62)	(253)	(13)

Other expenses, net	(1,581)	(1,956)	(1,684)	(2,485)
	_______	_______	_______	_______
Income (loss) before taxes	(1,432)	(14,431)	(2,510)	(6,298)

Taxes on income	(160)	(115)	(104)	(37)
	(1,592)	(14,546)	(2,614)	(6,335)

Minority interest	(702)	863	(285)	(122)

Equity in losses of affiliated companies	(1,336)	(1,304)	(551)	(526)

Net income (loss)	(3,630)	(14,987)	(3,450)	(6,983)
	=======	=======	=======	=======
Basic earnings (loss) per share	(0.35)	(1.52)	(0.29)	(0.71)

Diluted earnings (loss) per share	(0.35)	(1.52)	(0.29)	(0.71)

Common shares outstanding	10,517	9,872	11,869	9,842

Common shares assuming dilution	10,517	9,872	11,869	9,842